UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Hardinge Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

412324303
(CUSIP Number)

Privet Fund LP
Attn: Ryan Levenson
79 West Paces Ferry Road, Suite 200B
Atlanta, GA 30305

With a copy to:

Rick Miller Bryan Cave LLP 1201 W. Peachtree St., 14th Floor Atlanta, GA 30309 Tel: (404) 572-6600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 412324303	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 852,542
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 852,542
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 852,542
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 412324303	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 899,640
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 899,640
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 899,640
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 412324303	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 899,640
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 899,640
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 899,640
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 412324303	Page 5 of 6 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on December 3, 2014 (the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Hardinge Inc., a New York corporation (the “Corporation” or “Issuer”).  Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows.
Item 4.          Purpose of Transaction.
Item 4 is hereby amended to add the following:
On March 3, 2015, the Reporting Persons delivered a letter to the Board of Directors (the “Board”) of the Issuer.  The letter outlines the significant concerns of the Reporting Persons regarding the lack of accountability of management and the Board following a sustained period of underperformance.  Specifically, the Reporting Persons call attention to the Issuer’s poor track record of capital allocation, history of failed financial commitments, bloated operational footprint and shareholder unfriendly governance.  The letter further expresses the belief that the current Board and management team have lost the confidence of shareholders and that they cannot be counted upon to take decisive action to remedy the above concerns.  Accordingly, the Reporting Persons urge the Board to retain an investment bank to evaluate all strategic alternatives to maximize value for shareholders.  Should the Board continue upon its current course, the Reporting Persons will seek to advance shareholder interests through direct shareholder representation on the Issuer’s Board.
Item 7.          Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following exhibit:
99.1     Letter to the Chief Executive Officer and Board of Directors of the Issuer.

SCHEDULE 13D
CUSIP No. 412324303	Page 6 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 3, 2015
PRIVET FUND LP

By: Privet Fund Management LLC,
Its Managing Partner

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

PRIVET FUND MANAGEMENT LLC

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

/s/ Ryan Levenson
Ryan Levenson